SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Banco Santander, S.A.

Item

1	Presentation dated April 29, 2014.

Santander announces an offer to acquire the minority interests in Santander Brasil April 29, 2014

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION In connection with the proposed transaction, Banco Santander, S.A. (“Santander”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law. Forward-Looking Statements This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

I. Description of the proposed transaction II. Rationale of the transaction III. Financial impacts IV. Final remarks

Proposed transaction Santander Group announces a voluntary offer to acquire the minority interests (approx. 25%) in Santander Brasil Santander Brasil shareholders to receive 0.70 Santander Group shares for each Santander Brasil unit / ADR, equivalent to BRL15.31 per Santander Brasil unit (1)—Implied 20% premium based on the closing price(1) —Implied 21%/29% premium based on the past 1 and 3 months average, respectively (1) Up to approximately 665 million Santander Group shares will be issued —Santander Group shares to be listed in the Sao Paulo stock exchange through BDRs—Remaining Santander Brasil shares to continue trading in the Sao Paulo stock exchange (2) and New York stock exchange (subject only to listing requirements). No squeeze-out Santander Brasil ADR holders that accept the offer will receive Santander Group ADRs Santander Brasil holders that accept the offer will receive Santander Group dividends after completion of the transaction The transaction is expected to be completed by the fourth quarter of 2014. Offer subject to required approvals UBS provided a Fairness Opinion to the Board of Santander and Goldman Sachs is preparing a customary “Laudo” valuation report for Santander Group which will be offered to the Board of Santander Brasil (1) Based on Santander Group closing price of EUR 7.046, Santander Brasil closing price of BRL 12.74 and an exchange rate of 3.104 BRL/EUR on 28 April 2014. Source FactSet(2) Santander Brasil will cease to be listed on the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa but will be listed on the traditional segment of BM&FBovespa

Expected timetable April 2014 Announcement of the offer Shareholders’ Meeting of Santander Brasil and May—June 2014 appointment of independent expert May—August 2014 Fulfilment of regulatory requirements Santander General Shareholders’ Meeting. September 2014 Acceptance period of the offer Settlement of the offer. Santander shares to be October 2014 delivered to Santander Brasil’s shareholders

I. Description of the proposed transaction II. Rationale of the transaction III. Financial impacts IV. Final remarks

Rationale of the transaction Despite short term headwinds in Brazil, we are 1. Unlock long term optimistic about Santander Brasil’s long term value in our Brazilian prospects business Therefore, Santander is prepared to further invest in Santander Brasil and enhance long term value 2. Increase weight of Proforma contribution (1) of Santander’s growth markets with markets: up to 49% from 43% (1Q14 proforma) structural growth in Enhancement of long term growth potential of our business portfolio Santander Group 3. Financially 20% premium for Santander Brasil shareholders attractive for both shareholder bases EPS accretive for Santander Group shareholders (1) Estimate based on a 100 per cent acceptance ratio

I. Description of the proposed transaction II. Rationale of the transaction III. Financial impacts IV. Final remarks

Transaction multiples(1): The proposed offer implies P/E multiples above the local peer average 10.5x 10.0x 8.8x 9.2x 8.8x 7.6x 8.3x 7.8x 6.9x2014 2015 2016Santander Brasil (2) Santander Brasil + 20% Peer average (3)(1) Multiples are calculated dividing market capitalization by net profit as of 28—April -2014. Market capitalisation of peers based on PN prices. Source: FactSet (2) Based on IBES consensus average estimates of Santander Brasil as of 28—April -2014 (3) Based on IBES consensus average estimates of Itau and Bradesco as of 28—April -2014

Impacts on Santander Group Net attributable 2014(4): +2% (EUR+108m) profit impact(1) 2015: +7% (EUR+504m) (based on market (2) (3) consensus ) 2016: +7% (EUR+557m) 2014(4): +0.4% EPS impact(1) (based on market 2015: +1.3% consensus(2) (3)) 2016: +1.1% No material impact on the Group CET1 ratio (+3bp) Capital impact(2)(3) Reduces minorities deduction on CET1 ratio by ca. 20bp over the next five years (1) Based on IBES consensus average estimates as of 28—April -2014. Source: FactSet(2) Estimate based on a 100 per cent acceptance ratio(3) Exchange rate of 3.104 BRL/EUR on 28 April 2014. Source: FactSet(4) Assumes closing of transaction in October 2014. Transaction will only impact profit for one quarter

I. Description of the proposed transaction II. Rationale of the transaction III. Financial impacts IV. Final remarks

An attractive transaction for both Santander Group and Santander Brasil shareholders Santander Brasil Santander Group shareholders: shareholders: 20% premium paid over the price at yesterday’s close(1) of BRL 12.74 21%/29% premium paid over the Fully capture long term growth average price of the past one and potential of Santander Brasil three months, respectively (1) Increase weight of markets Santander Brasil shareholders with structural growth in our would receive Santander Group business portfolio shares (to be listed in Brazil and New York), benefiting from Positive EPS impact Santander’s growth potential and diversification (1) Based on Santander Brasil closing price of BRL 12.74 and an exchange rate of 3.104 BRL/EUR on 28 April 2014. Source: FactSet

Santander a bank for your ideas

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 29, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President